Exhibit 99.1

STANTEC INC.

Material Change Report

1.	Name and Address of Company:

Stantec Inc.
10160 – 112th Street
Edmonton, Alberta
Canada  T5K 2L6

The reporting issuer has its principal office in Edmonton, Alberta.

2.	Date of Material Change:

November 5, 2008

3.	News Release:

A news release was issued by Stantec on November 5, 2008, and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

Stantec announced the appointment of Robert (Bob) Gomes as the Company’s next President and Chief Executive Officer (CEO).

5.	Full Description of Material Change:

5.1
Full Description of Material Change:

Robert (Bob) Gomes will succeed Tony Franceschini as the Company’s next President and CEO, effective May 15, 2009. Tony Franceschini, who has led Stantec since 1998, will continue to be associated with the Company as a member of the Board of Directors.

5.2	Disclosure for Restructuring Transactions: Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Jeffrey S. Lloyd
Vice President & Secretary
Stantec Inc.
10160 – 112th Street
Edmonton, Alberta
T5K 2L6
(780) 917-7016

9.	Date of Report:

DATED at Edmonton, Alberta this 5th day of November, 2008.